SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 30, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

     This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 27, 2007, announcing the Company’s results for the third quarter of the fiscal year 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: July 30, 2007	By:	/s/ Wolfgang Ziebart Dr. Wolfgang Ziebart
Member of the Management Board
and Chief Executive Officer

	By:	/s/ Rüdiger A. Günther Rüdiger A. Günther
Member of the Management Board
and Chief Financial Officer

N e w s    R e l e a s e / P r e s s e i n f o r ma t i o n
Infineon reports results for the third quarter of the 2007 fiscal year
HIGHLIGHTS AND KEY FIGURES

•	For the third quarter of the 2007 fiscal year, Infineon excluding Qimonda reported revenues of Euro 1.01 billion. EBIT was Euro 13 million, up from negative Euro 28 million in the prior quarter. EBIT included charges for restructuring, largely offset by a gain from the sale of a business.

•	Including Qimonda, the Infineon group posted revenues of Euro 1.75 billion, a net loss of Euro 197 million, and EBIT of negative Euro 280 million for the third quarter.

	3 months		3 months		3 months
	ended	year-on-year	ended	sequential	ended
Revenues in Euro million	Jun 30, 06	Jun 30, 06	Mar 31, 07	Mar 31, 07	Jun 30, 07

Infineon excluding Qimonda	995	2%	978	3%	1,011
Qimonda	977	-24%	984	-25%	740

Infineon Group	1,972	-11%	1,962	-11%	1,751

EBIT in Euro million

Infineon excluding Qimonda	(51)	+++	(28)	+++	13
Qimonda	100	– – –	77	– – –	(293)

Infineon Group	49	– – –	49	– – –	(280)

Net loss Infineon Group in Euro million	(23)	– – –	(11)	– – –	(197)

Basic and diluted loss per share (in Euro)	(0.03)	– – –	(0.01)	– – –	(0.26)

EBIT of Infineon excluding Qimonda in the third quarter of the 2007 fiscal year included charges of Euro 20 million for restructuring measures in manufacturing facilities and further streamlining of the company’s research & development locations, largely offset by a gain of Euro 17 million related to the sale of the company’s Polymer Optical Fiber (POF) business. EBIT for the second quarter included charges of Euro 54 million, partially offset by gains totaling Euro 25 million.
OUTLOOK FOR THE FOURTH QUARTER OF THE 2007 FISCAL YEAR
•	Infineon expects further revenue growth in the fourth quarter of the 2007 fiscal year for its businesses excluding Qimonda, driven mainly by a further increase in mobile phone platform shipments. The company also anticipates that EBIT for its businesses excluding Qimonda will increase from the third quarter. Net charges are expected to be insignificant.
•	Infineon expects the Communication Solutions segment to show another quarter of strong revenue growth and significant EBIT improvement, driven mainly by the wireless business. The latter should achieve break-even EBIT in the last quarter of the 2007 calendar year.
•	The company expects revenues in the Automotive, Industrial & Multimarket segment to increase compared to the third quarter, and an EBIT margin close to ten percent.

Infineon reports results for the third quarter of the 2007 fiscal year

Neubiberg, Germany – July 27, 2007 – Infineon Technologies AG (FSE/NYSE:IFX) today reported results for the third quarter of the 2007 fiscal year. The Infineon group reported revenues of Euro 1.75 billion, net loss of Euro 197 million, EBIT of negative Euro 280 million, and basic and diluted loss per share of Euro 0.26.
Main highlights for Infineon excluding Qimonda
•	Revenues for Infineon excluding Qimonda were Euro 1.01 billion, up three percent sequentially, mostly due to increased revenues in Communication Solutions.
•	EBIT for Infineon excluding Qimonda was positive in the third quarter: Euro 13 million compared to negative Euro 28 million in the prior quarter. EBIT in the third quarter included charges of Euro 20 million for restructuring measures, largely offset by a gain of Euro 17 million related to the sale of the company’s Polymer Optical Fiber (POF) business. EBIT in the second quarter included net charges of Euro 29 million.
•	Revenues of the Automotive, Industrial & Multimarket segment were Euro 752 million, reflecting another increase quarter on quarter. Segment EBIT increased to Euro 81 million from Euro 66 million in the prior quarter. Included was a gain related to the sale of the company’s POF business.
•	The Communication Solutions segment increased mobile phone platform shipments significantly, driving revenues up nine percent sequentially to Euro 259 million. Segment EBIT improved to negative Euro 34 million from negative Euro 53 million in the prior quarter.
Outlook for Infineon excluding Qimonda for the fourth quarter
For the fourth quarter of the 2007 fiscal year, Infineon expects revenues for its segments excluding Qimonda to increase further, driven mainly by the Communication Solutions segment and to a lesser extent by the Automotive, Industrial & Multimarket segment. The company expects further strong growth in EBIT with improving EBIT margin. Net charges are expected to be insignificant in the fourth quarter.
Additional details concerning the outlook can be found in the segments’ sections below. “With positive EBIT and an improved EBIT margin in the third quarter, Infineon excluding Qimonda made further progress towards sustainable profitability. The recently announced acquisition in the area of DSL Customer Premises Equipment marks the first selective strengthening of our core businesses since the carve-out of Qimonda”, said Dr. Wolfgang Ziebart, President and CEO of Infineon Technologies AG. “Going forward, we aim for further improvements in our EBIT margin and we will continue to strengthen our core businesses.”

Revenues

Revenues of the Infineon group in the third quarter of the 2007 fiscal year were Euro 1.75 billion, down 11 percent compared to the second quarter. Revenues of Infineon excluding Qimonda increased to Euro 1.01 billion from Euro 978 million in the prior quarter.
Net Loss, Basic and Diluted Loss per Share
The Infineon group net loss was Euro 197 million in the third quarter, resulting in basic and diluted loss per share of Euro 0.26, compared with a net loss of Euro 11 million and basic and diluted loss per share of Euro 0.01 in the second quarter.
Earnings Before Interest and Taxes (EBIT)
The Infineon group reported EBIT of negative Euro 280 million in the third quarter, down from Euro 49 million in the prior quarter. Infineon excluding Qimonda reported EBIT of Euro 13 million in the third quarter, up from negative Euro 28 million in the second quarter. EBIT in the third quarter included charges of Euro 20 million, for restructuring measures in manufacturing facilities and further streamlining of the company’s research & development locations, largely offset by a gain of Euro 17 million related to the sale of the company’s POF business. In the prior quarter, EBIT included charges of Euro 54 million, mainly for restructuring and an asset write-down, partially offset by gains totaling Euro 25 million related to asset disposals and a revision to accrued personnel cost.
Segments’ third quarter performance and outlook
Automotive, Industrial & Multimarket (AIM)

Bars: Revenues in millions of Euro;
Red line: EBIT in millions of Euro;
Percentages: EBIT margin.

In the third quarter of the 2007 fiscal year, the Automotive, Industrial & Multimarket segment reported revenues of Euro 752 million, representing a two percent increase over the prior quarter. EBIT increased to Euro 81 million from Euro 66 million in the prior quarter. Third quarter EBIT included a gain of Euro 17 million related to the sale of the company’s POF business.

As anticipated, revenues and EBIT in the automotive business increased, mostly due to seasonality. The industrial & multimarket business remained broadly flat compared with the second quarter as continued demand in high-power products offset some softness in the low-power business. Results of Infineon’s security & ASIC business were in line with the prior quarter, as strength in the chip card and security business was offset by continued softness in the hard-disk-drive business.
Automotive, Industrial & Multimarket’s outlook for the fourth quarter of the 2007 fiscal year

In the fourth quarter of the 2007 fiscal year, Infineon expects the revenues of its Automotive, Industrial & Multimarket segment to increase compared to the third quarter. The company expects improved EBIT performance in the segment’s ongoing operations, excluding the effect of the gain in the third quarter from the sale of the POF business. The EBIT margin is expected to be close to ten percent. Results in the segment’s automotive business are expected to remain broadly on the same level as in the third quarter. The industrial & multimarket business is expected to post higher revenues and EBIT, mainly due to improved demand in the consumer and computer markets. The security & ASIC business is expected to be negatively impacted by continued weak demand for hard-disk-drives, despite further good business development in the chip card and security business.
Communication Solutions (COM)

Bars: Revenues in millions of Euro;
Red line: EBIT in millions of Euro;
Percentages: EBIT margin.

In the third quarter of the 2007 fiscal year, revenues in the Communication Solutions segment were Euro 259 million, a nine percent increase compared to the prior quarter. EBIT improved in line with the revenue increase to negative Euro 34 million, compared to negative Euro 53 in the second quarter.
In the wireless business, mobile phone platform shipments increased strongly, as expected, driven both by continued ramp-ups to existing customers and the start of ramp-ups at new customers. Revenues in the broadband business decreased compared to the prior quarter, mainly due to a temporary slowdown in some infrastructure deployments, as well as customer-related inventory issues in broadband CPE following strong demand in previous quarters.
Communication Solutions’ outlook for the fourth quarter of the 2007 fiscal year

In the fourth quarter of the 2007 fiscal year, Infineon expects revenues of the Communication Solutions segment to increase strongly compared to the third quarter, mainly driven by continued increases in mobile phone platform shipments due to scheduled production ramp-ups. In the broadband access business, revenues are anticipated to remain stable. The Communication Solutions segment’s EBIT is also anticipated to improve considerably, driven by the revenue increase. The company continues to target break-even EBIT for its wireless business for the fourth quarter of the 2007 calendar year.
Qimonda

Bars: Revenues in millions of Euro;
Red line: EBIT in millions of Euro;
Percentages: EBIT margin.
*) EBIT reported net of minority interests.

In the third quarter of the 2007 fiscal year, Qimonda reported revenues of Euro 740 million, a decline of 25 percent from Euro 984 million quarter over quarter. EBIT was negative Euro 293 million compared to Euro 77 million in the prior quarter. Minority interests, calculated from Qimonda’s third quarter net loss, were negative Euro 31 million. Infineon’s ownership in Qimonda as of June 30, 2007 was 85.9 percent.
Qimonda’s outlook for the fourth quarter of the 2007 fiscal year

Qimonda expects its bit production to grow by 15 to 20 percent in the fourth quarter of the 2007 fiscal year, mainly based on increased in-house and partner capacities and continued productivity improvements from the ongoing conversion to 80-nanometer and 75-nanometer technologies. Qimonda targets a share of bit-shipments to non-PC applications of around 50 percent for the fourth quarter, and expects the trend of strong demand for PC-related products in particular to continue.

Other Operating Segments / Corporate and Eliminations

	3 months ended
Revenues In Euro million	Jun 30, 06	Sep 30, 06	Dec 31, 06	Mar 31, 07	Jun 30, 07

Other Operating Segments	73	78	70	50	54
Corporate and Eliminations	(58)	(57)	(58)	(51)	(54)

	3 months ended
EBIT In Euro million	Jun 30, 06	Sep 30, 06	Dec 31, 06	Mar 31, 07	Jun 30, 07

Other Operating Segments	(2)	3	(3)	(5)	(2)
Corporate and Eliminations	(45)	(121)	(4)	(36)	(32)
Third quarter EBIT in Corporate and Eliminations included charges of Euro 20 million for restructuring measures in manufacturing facilities and further streamlining of the company’s research & development locations. EBIT of Corporate and Eliminations in the second quarter included charges of Euro 54 million. These primarily consisted of restructuring charges of approximately Euro 20 million for planned downsizings, mainly in the Essonnes, France (ALTIS) manufacturing facility and in the company’s baseband business after the insolvency of BenQ, as well as an asset write-down of Euro 35 million. Also included in EBIT for the second quarter was a positive effect of Euro 22 million from a revision to accrued personnel costs.
Other Operating Segments / Corporate and Eliminations’ outlook for the fourth quarter of the 2007 fiscal year
In the fourth quarter, Infineon expects revenues and EBIT in Other Operating Segments and Corporate and Eliminations to remain broadly unchanged prior to inclusion of net charges. Net charges are expected to be insignificant in the fourth quarter.
Group Tax Position
With the Corporate Tax Reform Act 2008 likely to be enacted in Germany in the fourth quarter of the 2007 fiscal year, Infineon will have to revalue the deferred tax positions on its balance sheet relating to its German operations. The resulting devaluation of deferred tax assets would lead to an income tax charge in the fourth quarter.
Additional major business highlights of Infineon’s segments in the third quarter of the 2007 fiscal year can be found in this document after the financial tables.
All figures are preliminary and unaudited.

Analyst and press telephone conferences

Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on July 27, 2007, at 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the third quarter of the 2007 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on the Infineon web site at www.infineon.com.
IFX financial and trade fair calendar (*preliminary date)
➢	Nov 14, 2007* Earnings Release for the Fourth Quarter and Full 2007 Fiscal Year
➢	Jan 28, 2008* Earnings Release for the First Quarter of the 2008 Fiscal Year
➢	Feb 12, 2008 Analyst Presentation at the Mobile World Congress in Barcelona
➢	Feb 14, 2008* Annual General Meeting of Shareholders
➢	Apr 23, 2008* Earnings Release for the Second Quarter of the 2008 Fiscal Year
➢	Jul 25, 2008* Earnings Release for the Third Quarter of the 2008 Fiscal Year
➢	Dec 03, 2008* Earnings Release for the Fourth Quarter and Full 2008 Fiscal Year

FINANCIAL INFORMATION

According to US GAAP — Preliminary and Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			9 months ended
in Euro million	Jun 30, 06	Mar 31, 07**	Jun 30, 07	Jun 30, 06	Jun 30, 07

Net sales	1,972	1,962	1,751	5,639	5,844
Cost of goods sold	(1,397)	(1,449)	(1,639)	(4,214)	(4,553)

Gross profit	575	513	112	1,425	1,291

Research and development expenses	(329)	(281)	(295)	(946)	(868)
Selling, general and administrative expenses	(180)	(161)	(172)	(532)	(505)
Restructuring charges	(13)	(20)	(20)	(18)	(42)
Other operating (expense) income, net	1	7	23	(11)	30

Operating income (loss)	54	58	(352)	(82)	(94)

Interest expense, net	(21)	(10)	(10)	(71)	(29)
Equity in earnings of associated companies, net	9	28	39	38	104
Loss on subsidiaries and associated company share issuance, net	30	—	—	30	—
Other non-operating (expense) income, net	(39)	10	7	(21)	23
Minority interests	(5)	(12)	26	(10)	(13)

Income (loss) before income taxes	28	74	(290)	(116)	(9)

Income tax (expense) income	(51)	(50)	93	(116)	(44)

Income (loss) before extraordinary loss	(23)	24	(197)	(232)	(53)

Extraordinary loss, net of tax	—	(35)	—	—	(35)

Net loss	(23)	(11)	(197)	(232)	(88)

Loss per share*:
Shares in millions

Weighted average shares outstanding — basic and diluted	748	748	749	748	748

Loss per share — basic and diluted (in Euro)	(0.03)	(0.01)	(0.26)	(0.31)	(0.12)

*	Quarterly loss per share may not add up to year-to-date loss per share due to rounding.

**	Certain amounts have been reclassified to conform to the current period presentation.

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 06	Mar 31, 07	Jun 30, 07	Jun 30, 06	Jun 30, 07

Net loss	(23)	(11)	(197)	(232)	(88)
- Income tax expense (income)	51	50	(93)	116	44
- Interest expense, net	21	10	10	71	29

EBIT	49	49	(280)	(45)	(15)

Segment Results

	3 months ended			9 months ended
Net sales in Euro million	Jun 30, 06	Jun 30, 07	+/- in %	Jun 30, 06	Jun 30, 07	+/- in %

Automotive, Industrial & Multimarket	714	752	5	2,099	2,203	5
Communication Solutions*	266	259	(3)	908	733	(19)
Other Operating Segments**	73	54	(26)	232	174	(25)
Corporate and Eliminations***	(58)	(54)	7	(183)	(163)	11

Total	995	1,011	2	3,056	2,947	(4)

Qimonda	977	740	(24)	2,583	2,897	12

Infineon consolidated	1,972	1,751	(11)	5,639	5,844	4

	3 months ended			9 months ended
EBIT in Euro million	Jun 30, 06	Jun 30, 07	+/- in %	Jun 30, 06	Jun 30, 07	+/- in %

Automotive, Industrial & Multimarket	57	81	42	182	202	11
Communication Solutions	(61)	(34)	44	(111)	(144)	(30)
Other Operating Segments	(2)	(2)	—	1	(10)	– – –
Corporate and Eliminations	(45)	(32)	29	(115)	(72)	37

Total	(51)	13	+++	(43)	(24)	44

Qimonda	100	(293)	– – –	(2)	9	+++

Infineon consolidated	49	(280)	– – –	(45)	(15)	67

*	Includes inter-segment sales of €0 and €10 for the three months ended June 30, 2006 and 2007, respectively, and of €0 and €20 for the nine months ended June 30, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

**	Includes inter-segment sales of €58 and €47 for the three months ended June 30, 2006 and 2007, respectively, and of €192 and €146 for the nine months ended June 30, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

***	Includes the elimination of inter-segment sales of €58 and €57 for the three months ended June 30, 2006 and 2007, respectively and of €192 and €166 for the nine months ended June 30, 2006 and 2007, respectively.

	3 months ended
Net sales in Euro million	Mar 31, 07	Jun 30, 07	+/- in %

Automotive, Industrial & Multimarket	741	752	2
Communication Solutions*	238	259	9
Other Operating Segments**	50	54	8
Corporate and Eliminations***	(51)	(54)	(6)

Total	978	1,011	3

Qimonda	984	740	(25)

Infineon consolidated	1,962	1,751	(11)

	3 months ended
EBIT in Euro million	Mar 31, 07	Jun 30, 07	+/- in %

Automotive, Industrial & Multimarket	66	81	23
Communication Solutions	(53)	(34)	36
Other Operating Segments	(5)	(2)	60
Corporate and Eliminations	(36)	(32)	11

Total	(28)	13	+++

Qimonda	77	(293)	– – –

Infineon consolidated	49	(280)	– – –

*	Includes inter-segment sales of €8 and €10 for the three months ended March 31, 2007 and June 30, 2007, respectively, from sales of wireless communication applications to Qimonda.

**	Includes inter-segment sales of €43 and €47 for the three months ended March 31, 2007 and June 30, 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

***	Includes the elimination of inter-segment sales of €51 and €57 for the three months ended March 31, 2007 and June 30, 2007, respectively.

Regional Sales Development

	3 months ended
Regional sales in %	Jun 30, 06	Mar, 31, 07	Jun 30, 07

Germany	16%	15%	16%
Other Europe	18%	18%	15%
North America	27%	26%	22%
Asia — Pacific	32%	32%	33%
Japan	5%	8%	12%
Other	2%	1%	2%

Total	100%	100%	100%

Europe	34%	33%	31%

Outside-Europe	66%	67%	69%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 2006	Jun 30, 2007

Assets
Current assets:
Cash and cash equivalents	2,040	1,307
Marketable securities	615	475
Trade accounts receivable, net	1,245	883
Inventories	1,202	1,223
Deferred income taxes	97	74
Other current assets	482	546

Total current assets	5,681	4,508

Property, plant and equipment, net	3,764	3,734
Long-term investments, net	659	697
Restricted cash	78	77
Deferred income taxes	627	653
Other assets	376	348

Total assets	11,185	10,017

in Euro million	Sep 30, 2006	Jun 30, 2007

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	797	257
Trade accounts payable	1,245	1,107
Accrued liabilities	562	479
Deferred income taxes	26	27
Other current liabilities	675	564

Total current liabilities	3,305	2,434

Long-term debt	1,208	1,136
Deferred income taxes	60	58
Other liabilities	457	376

Total liabilities	5,030	4,004

Minority Interests	840	835

Total shareholders’ equity	5,315	5,178

Total liabilities and shareholders’ equity	11,185	10,017

Condensed Consolidated Statements of Cash Flows

	3 months ended			9 months ended
in Euro million	Jun 30, 06	Mar 31, 07	Jun 30, 07	Jun 30, 06	Jun 30, 07

Net cash provided by operating activities	251	289	96	547	703

Net cash used in investing activities	(243)	(141)	(287)	(650)	(751)

Net cash provided by (used in) financing activities	(28)	(695)	(2)	319	(685)

Net increase (decrease) in cash and cash equivalents	(20)	(547)	(193)	216	(733)

Depreciation and amortization	351	323	314	1,054	960

Purchases of property, plant and equipment	(246)	(258)	(346)	(965)	(930)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Jun 30, 06	Mar 31, 07	Jun 30, 07

Cash and cash equivalents	1,364	1,500	1,307
Marketable securities	671	505	475

Gross Cash Position	2,035	2,005	1,782

Less: short-term debt	752	251	257
long-term debt	1,238	1,147	1,136

Net Cash Position	45	607	389

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 06	Mar 31, 07	Jun 30, 07	Jun 30, 06	Jun 30, 07

Net cash provided by operating activities	251	289	96	547	703
Net cash used in investing activities	(243)	(141)	(287)	(650)	(751)
Thereof: Sale of marketable securities, net	(2)	(126)	(28)	(179)	(133)

Free cash flow	6	22	(219)	(282)	(181)

Employee Data	Jun 30, 06	Mar 31, 07	Jun 30, 07

Infineon without Qimonda	29,446	29,871	29,555
Qimonda	11,651	12,565	12,974
Infineon worldwide	41,097	42,436	42,529
Thereof: Research and Development	7,605	8,184	8,168

Infineon business highlights for the third quarter of the 2007 fiscal year

•	To secure future technology leadership, Infineon and its joint-development alliance partners IBM and Freescale Semiconductor, along with its Common Platform technology partners Chartered Semiconductor Manufacturing and Samsung Electronics, signed agreements to jointly develop and manufacture high-performance, energy-efficient chips at 32-nanometers. The alliance partners (other than Freescale) already successfully work together on the development and manufacturing of 65-nanometer and 45-nanometer technologies.
•	AIM: Robert Bosch GmbH and Toyota’s Hirose plant presented Infineon with awards as the Best Supplier of the Year for 2006. The main reasons for Bosch awarding the prize to Infineon are the company’s logistics performance, customer orientation and product quality. Toyota’s Hirose plant awarded the prize to Infineon mainly for the company’s product quality excellence.
Energy Efficiency
•	Infineon unveiled details of a new transistor architecture, known as a multi-gate field-effect transistor that eliminates many of the barriers to the production of smaller, more powerful electronic devices and circuits. Compared to today’s 65-nanometer transistors, an integrated multi-gate transistor offers a greater than ten times reduction in off current and a 50 percent reduction in transistor switching power.
•	AIM: In the third quarter, a number of system suppliers and car manufacturers selected Infineon’s BTS 55 family of high-side smart power switches, as car manufacturers continue to move away from bulbs and towards LEDs, which are smaller, lighter and easier to integrate into the vehicle. The BTS 55 family controls both standard bulbs and LEDs in interior and exterior automotive lighting systems. The automotive LED market is expected to grow by 70 percent over the next five years.
•	AIM: In May, Infineon introduced its intelligent CiPoS (Control Integrated Power System) power modules, which enable the manufacturers of consumer appliances such as washing machines and air conditioners to develop increasingly energy-efficient appliances. Using CiPoS makes the motor drive more compact and saves energy: Compared to regular air conditioners, for example, the power consumption of inverter-driven air cons is about 30 percent lower.
•	AIM: In April 2007, a French TGV next-generation train achieved a velocity world record of 574.8 kilometer per hour, using more than 300 of Infineon’s IGBT power modules. These modules can feed braking energy back into the system, thus achieving a high degree of energy efficiency.

Communications
•	COM: The continued expansion of the mobile phone platform customer base drove strong growth of the company’s wireless business during the third quarter. The company achieved a significant increase in mobile phone platform shipments across all standards (GSM/EDGE/ UMTS), mostly due to production ramp-ups for several major customers.
•	COM: Infineon further expanded its customer base in the wireless business:
•	Infineon’s RF transceiver SMARTi 3G was selected by Ericsson Mobile Platforms (EMP) for their U310 and U360 EDGE/HSDPA platforms and will be supplied to EMP’s licensees, scheduled to ramp in the second half of the 2007 calendar year.

•	Seiko Instruments, a Japanese vendor of RF data communication cards, chose Infineon’s SMARTi 3G for its UMTS/HSDPA data card applications such as laptops and PDAs.

•	ZTE, a leading China-based telecommunication equipment manufacturer, selected Infineon’s ULC2 single-chip solution for ultra-low cost mobile phones. A leading mobile carrier has already deployed two ZTE phone models using Infineon’s ULC2 solution.
•	COM: Further strengthening the company’s position in the DSL Customer Premises Equipment (CPE) market, Infineon announced the acquisition of the DSL CPE business of Texas Instruments. With this acquisition, Infineon will be able to combine its innovative broadband CPE roadmap with Texas Instruments’ large DSL CPE deployment base at major carriers worldwide.
Security
•	AIM: Infineon continued to serve new application segments with its RFID (Radio Frequency Identification) chips for object identification: Gambling chips in the gambling casino in Macau, China, will soon be equipped with an Infineon RFID chip. Co-developed with Magellan Technology, the RFID chips are designed for applications that either require the reliable identification of up to 500 tightly packed or stacked objects in less than one second or where individual objects identified by RFID labels travel past a reader at high speed. Apart from the casino in Macao, Infineon’s RFID chips are also used in gambling casinos in Melbourne, Australia, and Las Vegas, USA.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency,

communications, and security. In the 2006 fiscal year (ending September), the company reported sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
About Qimonda
Qimonda AG is a leading supplier of DRAM memory products. Following its carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public on the New York Stock Exchange on August 9, 2006. The company generated net sales of Euro 3.8 billion in its 2006 fiscal year with approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden, Germany. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly using its power saving trench technology for graphics, mobile and consumer applications.
Further information is available at www.qimonda.com.
Infineon’s group results include the consolidated results of Qimonda. Qimonda provides outlook on its business separately.

D I S C L A I M E R

This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the continued development of the business of Qimonda as a stand-alone entity and any future corporate financing measures Infineon or Qimonda may undertake. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on November 30, 2006. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200707.076e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com